Exhibit 99.1

Scorpio Tankers Announces Time Charter-Out Agreements and Update on Its Securities Repurchase Program

MONACO--(Marketwired - December 23, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has entered into time charter-out agreements for two ice class 1A Handymax product tankers and an update on its Securities Repurchase Program.

Time Charter-Out Agreements

The Company has entered into time charter-out agreements with an unrelated third party on two ice class 1A Handymax product tankers.

The term of each agreement is for three years at $18,000 per day, with each charter scheduled to commence by the end of January 2016.
$250 Million Securities Repurchase Program

Since the Company's previous announcement on November 4, 2015, the Company has purchased 2,696,365 of its common shares in the open market at an average price of $8.38 per share. As of December 22, 2015, there were 175,335,400 shares outstanding.

The Company has $178.3 million remaining under its Securities Repurchase Program as of the date of this press release. The acquired common shares are being held as treasury shares. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (18 LR2, 14 Handymax, and 47 MR tankers) with an average age of 1.2 years and time or bareboat charters-in 12 product tankers (three LR2, two LR1, four MR and three Handymax tankers). The Company has contracted for 12 newbuilding product tankers (eight MR and four LR2 tankers). The four LR2s are expected to be delivered in 2016 (one per quarter), and the eight MRs are expected to be delivered throughout 2017. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616